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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66705

8-69128 RW

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 AND ENDING 12/31/15

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Highland Capital Funds Distributor, Inc.

OFFICIAL USE
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Crescent Court, Suite 700

(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Mitts (972) 419-2556

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP

(Name – *if individual, state last, first, middle name*)

2001 Ross Avenue	Dallas	Texas	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.1 7a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Mitts ______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Highland Capital Funds Distributor, Inc.______, as of December 31 ______, 2015 ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

______

______



Signature

Chief Operations Officer

Title


Hailey C Soto
Notary Public,
State of Texas
Expires: 07/15/2019



Notary Public

This report**contains (check all applicable boxes):

- √ (a) Facing Page.
- √ (b) Statement of Financial Condition.
- √ (c) Statement of Income (Loss).
- ___ (d) Statement of Changes in Financial Condition.
- √ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- √ (g) Computation of Net Capital.
- ___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ___ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ___ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- √ (l) An Oath or Affirmation.
- √ (m) A copy of the SIPC Supplemental Report.
- √ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).*

HIGHLAND CAPITAL FUNDS DISTRIBUTOR, INC.

Page(s)



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Highland Capital Funds Distributor, Inc.:

In our opinion, the accompanying balance sheet and the related statements of income, of changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Highland Capital Funds Distributor, Inc. at December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The information contained within Schedules I and II is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 19, 2016

PricewaterhouseCoopers LLP, 2001 Ross Avenue, Suite 1800, Dallas, TX 75201-2997
T: (214) 999-1400 , F: (214) 754 7991, www.pwc.com/us

HIGHLAND CAPITAL FUNDS DISTRIBUTOR, INC.

Balance Sheet

December 31, 2015

(In Thousands)

Assets		
Cash and cash equivalents	$	2,278
Segregated cash		4,065
Investments in marketable securities, at fair value (cost $779)		522
Receivables from affiliates		895
Fixed assets, net of accumulated depreciation of $4		11
Deferred tax asset		152
Other assets		76
Total assets	$	7,999
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable	$	468
Amounts payable on behalf of the 12b-1 Plan		4,065
Payable to affiliates		325
Taxes payable		40
Accrued and other liabilities		1,012
Total liabilities		5,910
Stockholder's equity		2,089
Total liabilities and stockholder's equity	$	7,999

See accompanying notes to financial statements.

Statement of Income

For the Year Ended December 31, 2015

(In Thousands)

Revenue:	
Marketing and administrative services	$13,377
Underwriter commissions	633
Other income	29
Total revenue	14,039
Expenses:	
Compensation and benefits	10,663
Professional fees	824
Shared services expenses	976
Other operating expenses	275
Total expenses	12,738
Income before unrealized depreciation on investments in marketable securities	1,301
Unrealized depreciation on investments in marketable securities	(257)
Income before income tax expense	1,044
Income tax expense	(522)
Total net income	$ 522

See accompanying notes to financial statements.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2015

(In Thousands)

	Common Stock	Paid in Surplus	Retained Earnings	Total
Balances, December 31, 2014	$ 4	$ 452	$ 1,111	$ 1,567
Issuance of common stock	-	-	-	-
Net income	-	-	522	522
Balances, December 31, 2015	$ 4	$ 452	$ 1,633	$ 2,089

See accompanying notes to financial statements.

HIGHLAND CAPITAL FUNDS DISTRIBUTOR, INC.

Statement of Cash Flows

For the Year Ended December 31, 2015

(In Thousands)

Cash flows from operating activities:		
Net income	$	522
Adjustment to reconcile net income to cash and cash equivalents provided by operating acivities:		
Depreciation		4
Net change in depreciation on investments in marketable securities		257
Purchase of marketable securities		(779)
Changes in assets and liabilities:		
Segregated cash		(2,056)
Receivables from affiliates		263
Deferred tax asset		(152)
Tax payable		(448)
Other assets		(24)
Accounts payable		354
Amounts payable on behalf of the 12b-1 Plan		1,964
Payable to affiliates		325
Accrued and other liabilities		(320)
Net cash provided by operating activities		(90)
Net decrease in cash and cash equivalents		(90)
Cash and cash equivalents		
Beginning of year		2,368
End of year	$	2,278
Supplemental disclosure of cash flow information:		
Taxes paid during the year	$	1,122

See accompanying notes to financial statements.

Notes to Financial Statements

December 31, 2015

1. Organization and Nature of Business

Highland Capital Funds Distributor, Inc. (Company), a Delaware Corporation is a wholly-owned subsidiary of Highland Capital Management Fund Advisors, L.P (HCMFA), a mutual fund investment advisor.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company was incorporated in the State of Delaware on June 14, 2012 as Pyxis Distributors, Inc. Effective March 19, 2013, the Company changed its name to Highland Capital Funds Distributor, Inc. For the period from June 14, 2012 through December 31, 2012 and for the period from January 1, 2013 through November 19, 2013, the Company was in the development stage, engaging in preparation of applications for regulatory approvals, raising of capital, financial planning, systems development, procurement of equipment and facilities, and recruiting activities. On November 20, 2013, the Company, upon receiving all the necessary regulatory approvals, officially began operations.

The Company is the distributor and underwriter of the mutual funds advised by HCMFA and the closed-end funds advised by NexPoint Advisors, L.P. (NexPoint). The Company does not engage in direct transactions with investors. The primary business activities of The Company are underwriting, wholesale fund marketing and distribution activities.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held at U.S. and foreign banks, deposits with original maturities of less than 90 days, and money market funds. Cash equivalents are carried at cost, which approximates market value. At December 31, 2015, the Company held cash balances at certain financial institutions in excess of the federally insured limit of $0.3M. The Company regularly monitors the credit quality of these institutions.

Investments in Marketable Securities

Investments in marketable securities are classified as trading and carried at fair value. Unrealized gains or losses related to trading securities are reported within the Statement of Operations in the period they occur.

Recognition of Revenue

Marketing and administrative services revenues, as well as underwriter commissions, are accrued and recognized as they are earned.

Income Taxes

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates in the years in which those temporary differences are expected to be recovered or settled. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more-likely-than-not that some portion of the deferred tax asset will not be realized.

Benefits from uncertain tax positions are recognized in the statement of financial condition only when it is more-likely-than-not that the tax position will be sustained upon examination by the appropriate taxing authority having full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of cumulative benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold are recognized in the reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold are derecognized in the reporting period in which that threshold is no longer met. The Company has not recorded any liability for uncertain tax positions.

As of December 31, 2015 the Company had a deferred tax asset of $0.1M.

Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful life of the assets.

3. Recent Accounting Pronouncements

In January 2015, the FASB issued Accounting Standards Update 2015-01, Income statement – Extraordinary and unusual items (Subtopic 225-20). The amendments in this Update apply to all reporting entities. The amendments eliminate the concept of extraordinary items. Extraordinary items are events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence. Eliminating this classification simplifies income statement presentation by altogether removing the concept from consideration. ASU 2015-01 is effective for annual reporting periods in fiscal years that begin after December 15, 2015. This statement is not expected to have a material impact on the Company's financial statements.

In February 2015, the FASB issued Accounting Standards Update 2015-02 – Consolidation (Topic 810). The amendments in this Update apply to all reporting entities that are required to evaluate whether they should consolidate certain legal entities. The main provisions of this Update are in connection with reevaluating all legal entities under the revised consolidation model. Specifically, the amendments modify the evaluation of limited partnerships as VIEs, eliminate the presumption that a general partner should consolidate a limited partner, affect the consolidation analysis of reporting entities that are involved with VIEs, and provide a scope exception from consolidation guidance for reporting entities with interest in legal entities that are required to comply with or operate in accordance with requirements similar to Rule 2a-7 of the Investment Company Act of 1940. The amendments are effective for the annual period ending after December 15, 2015. This statement is not expected to have a material impact on the Company's financial statements.

4. Investments in Marketable Securities

Detailed below is a summary of the Company's held for trading investments at December 31, 2015:

(in thousands)	Cost	Fair Value
Mutual funds	$ 779	$ 522

5. Fair Value of Financial Instruments

Fair Value Measurement

U.S. GAAP defines fair value as the price an entity would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants as of the measurement date. The standard requires fair value measurement techniques to reflect the assumptions market participants would use in pricing an asset or liability and, where possible, to maximize the use of observable inputs and minimize the use of unobservable inputs. It also establishes the following hierarchy that prioritizes the valuation inputs into three broad levels:

- Level 1 – Valuation based on unadjusted quoted prices in active markets for identical assets and liabilities that the Partnership and the Consolidated Investment Funds have the ability to access as of the measurement date. Valuations utilizing Level 1 inputs do not require any degree of judgment.

- Level 2 – Valuations based on (a) quoted prices for similar instruments in active markets; (b) quoted prices for identical or similar instruments in markets that are not active that are reflective of recent market transactions; or (c) models in which all significant inputs are observable, either directly or indirectly.

- Level 3 – Valuations based on indicative quotes that do not reflect recent market transactions and models or other valuation techniques in which the inputs are unobservable and significant to the fair value measurement, which includes situations where there is little, if any, market activity for the asset or liability.

As of December 31, 2015, the Company's investments consisted entirely of mutual funds which are valued based off of unadjusted quoted prices.

The Company categorizes investments recorded at fair value in accordance with the hierarchy established under U.S. GAAP. All of the Company's investments at December 31, 2015 are classified as Level 1 positions.

6. Fixed Assets

Fixed assets are comprised of the following as of December 31, 2015:

(in thousands)

Computer and equipment	$	15
Accumulated depreciation		(4)
	$	11

The Company depreciates fixed assets as follows:

	Period
Computer and equipment	5 years

7. **Income Taxes**

At December 31, 2015, the Company had state and federal tax liabilities of approximately $0.5M, which is included in the "Income tax expense" line item of the financial statements.

Components of the income taxes for the year ended December 31, 2015 are as follows:

(in thousands)

Current:		
Federal	$	588
State		86
Total current		674
Deferred:		
Federal		(134)
State		(18)
Total deferred		(152)
Total provision for incomes taxes	$	522

A reconciliation between the amount of the reported provision for income taxes and expected income tax (computed by multiplying the statutory federal income tax rate (34%) times income before provision for income taxes) is as follows:

(in thousands)

Expected provision for income taxes	$	355
Valuation allowance		87
Nondeductible expenses		7
State income taxes		(29)
Other		34
Provision for income taxes	$	454

The components of deferred tax assets and liabilities are as follows:

(in thousands)

Deferred Tax Assets		
Capital assets	$	98
Deferred compensation		108
Accrued expenses		51
Depreciation and amortization		2
Total deferred tax assets		259
Valuation allowance		(98)
Deferred tax assets, net of valuation allowance	$	161
Deferred Tax Liabilities		
Accrued expenses		(5)
Depreciation and amortization		(4)
Total deferred tax liabilities		(9)
Net deferred tax asset	$	152

Deferred tax assets are primarily the result of tax deductions for the Company's deferred compensation plans. The Company has awarded deferred compensation bonuses to eligible employees which will not be deducted for tax purposes until payment is made. This temporary timing difference generates deferred taxes. The Company's accrued expenses also generate deferred taxes because the Company's tax deductions are lower than the expense recorded for financial statement purposes.

The Company is subject to U.S. federal income tax examinations by tax authorities for years since inception.

8. Related Party Transactions

The Company has entered into a Shared Services Agreement (Agreement), as most recently amended April 10, 2013, with HCMFA, a related party. During the term of the Agreement, HCMFA will provide to the Company certain shared services, including without limitation, all of the (i) finance and accounting services, (ii) human resources services, (iii) marketing services, (iv) legal services, (v) corporate services, (vi) information technology services, and (vii) operations services. The actual cost of such services will be allocated based on specific identification of such costs or a percentage of such costs between the Company and HCMFA, plus an applicable margin, and will be billed monthly. The term of the Agreement shall automatically renew for successive one year periods, unless cancelled by either party upon at least 60 days advance written notice. During the year ended December 31, 2015, the Company was allocated and expensed approximately $0.8M which is included in the "Shared services" expenses financial statement line item.

The Company has entered into a Shared Services Agreement (Agreement), as of January 1, 2014, with Highland Capital of New York, Inc. (HCNY), a related party. During the term of the Agreement, HCNY will provide to the Company certain shared services related to office rent. The actual cost of such services will be charged and billed monthly. The term of the Agreement shall automatically renew for successive one year periods, unless cancelled by either party upon at least 30 days advance written notice. During the year ended December 31, 2015, the Company was allocated and expensed approximately $0.2M which is included in the "Shared services expenses" financial statement line item.

The Company derives a significant portion of its income on marketing and administrative services it performs for and on behalf of HCMFA, a related party. The actual cost of such services will be allocated, plus an applicable margin, and will be billed monthly. During the year ended December 31, 2015, the Company derived approximately $13.1M in income, which is included in the "Marketing and administrative services" financial statement line item.

The Company serves as the principal underwriter for, and offers for sale on a continuous basis, each of HCMFA's advised funds. A portion of the Company's income is derived from underwriter commissions collected in relation to serving as the principal underwriter. During the year ended December 31, 2015, the Company derived approximately $0.6M in income, which is included in the "Underwriter commissions" financial statement line item.

In the normal course of business, the Company typically pays expenses related to marketing of managed funds. The company will receive payment as reimbursement for paying the expenses on behalf of the respective funds. As of December 31, 2015, approximately $0.3M in reimbursable expenses were due from various affiliated funds and entities for these expenses, and is included in "Receivables from affiliates" in the accompanying Balance Sheet.

A summary of receivables from and payables to affiliates at December 31, 2015 is as follows:

Receivables from affiliates:	
12b-1 fees	$ 278
Transfer pricing from HCMFA	200
Due from other affiliated entities	417
Total receivables from affiliates	895
Due to affiliates:	
Shared services payable	212
Due to affiliate	113
Amounts payable on behalf of the 12b-1 Plan	4,065
Total due to affiliates	4,390
Net due to affiliates	$ 3,495

9. Segregated Cash

The Company serves as Administrator to a 12b-1 Plan (the "Plan") adopted by the mutual funds advised by HCMFA. The Company collects 12b-1 fees from the mutual funds to be disbursed for future eligible marketing and distribution costs of the Plan. These amounts are reported as "Segregated cash" and "Amounts payable on behalf of the 12b-1 Plan" on the Balance Sheet.

10. Employee Benefits

The Company, together with its parent company and other affiliates, has a noncontributory profit sharing plan integrated with a contributory 401(k) employee benefit plan (Plan) covering substantially all employees. Employees generally become eligible in the Plan upon attainment of the age of 21, with entry dates of January 1 and July 1 of each year. Under the Plan, the Company may contribute, at their discretion and subject to annual limitations, certain amounts in the form of matching, profit sharing and/or qualified non-elective contributions. Plan expense for the year ended December 31, 2015 was $0.4M and is included in the "Compensation and benefits" financial statement line item.

11. Commitments, Guarantees and Contingent Liabilities

In the normal course of business the Company may enter into contracts which provide general indemnifications and contain a variety of presentations and warranties that may expose the Company to some risk of loss. The amount of future losses arising from such undertakings, while not quantifiable, is not expected to be significant.

12. Regulatory Requirements

The Company is required by Rule 15c3-1 of the Securities Exchange Act of 1934 to maintain minimum net capital as defined, which is the greater of $50,000 or 6.67% of total aggregate indebtedness.

At December 31, 2015, the Company had total net capital and total aggregate indebtedness, as defined, of approximately $0.9M and $6.0M, respectively, resulting in a ratio of aggregate indebtedness to net capital of 6.5 to 1.0. Total net capital was approximately $0.5M above the minimum required net capital of approximately $0.4M.

The Company is claiming an exemption from Rule 15c3-3 of the 1934 Act in accordance with section (k)(1) of such rule. Under this exemption, the Company is not required to maintain deposits in special reserve accounts or compute required deposits in accordance with the reserve formula specified in Rule 15c3-3.

13. Customer Protection, Reserves and Custody of Securities

The Company does not hold customer accounts, funds, or securities.

14. Subsequent Event

The Company has performed an evaluation of subsequent events through February 19, 2016, which is the date the financial statements were available to be issued, and has determined that there are no material subsequent events that would require disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

HIGHLAND CAPITAL FUNDS DISTRIBUTOR, INC.

Supplemental Schedule I

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2015

(In Thousands)

Computation of Net Capital under Rule 15c3-1

Net capital:	
Total stockholder's equity	$2,089
Less non-allowable assets:	
Receivables from affiliates	895
Other assets	86
Deferred tax asset	152
Net capital prior to haircuts on securities positions	956
Less haircuts on securities positions	47
Net capital as defined by Rule 15c3-3	909
Minimum net capital required	394
Excess net capital	515
Aggregate indebtedness:	
Accounts payable and accrued expenses	5,910
Total aggregate indebtedness	$5,910
Ratio of aggregate indebtedness to net capital	650%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission

There are no material differences between the above computation and the unaudited Part II Focus filed by the Company as of December 31, 2015.

See independent auditors' report on supplemental information.

Supplemental Schedule II

Computation for Determination of Reserve Requirements under SEC Rule 15c3-3

December 31, 2015

The Company is exempt from rule 15c3-3 per provision (k)(1).

Statement Pursuant to Paragraph (k)(1) per Rule 15c3-3 of the Securities and Exchange Commission

There are no material differences between the above computation and the unaudited Part II Focus filed by the Company as of December 31, 2015.